SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SUNSTONE HOTEL PARTNERSHIP, LLC

(Name of Subject Company (Issuer))

SUNSTONE HOTEL INVESTORS, INC.

(Name of Filing Person (Guarantor))

4.60% Exchangeable Senior Notes due 2027

(Title of Class of Securities)

86801F AB2

(CUSIP Number of Class of Securities)

Kenneth E. Cruse Sunstone Hotel Investors, Inc. President and Chief Executive Officer 120 Vantis, Suite 350 Aliso Viejo, CA 92656 (949) 330-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to: Steven B. Stokdyk, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, CA 90071 (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,000,000	$7,911.20

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.60% Exchangeable Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of December 14, 2012, there was $58,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $58,000,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 18, 2007, by and among Sunstone Hotel Partnership, LLC, a Delaware limited liability company, as issuer (the “Company”), Sunstone Hotel Investors, Inc., a Maryland corporation and parent of the Company, as guarantor (the “Parent Guarantor”), the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of June 18, 2007, the Second Supplemental Indenture, dated as of June 27, 2007, the Third Supplemental Indenture, dated as of July 29, 2008, and the Fourth Supplemental Indenture, dated as of May 20, 2009 (as so supplemented, collectively, the “Indenture”), relating to the Company’s 4.60% Exchangeable Senior Notes due 2027 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company and the Parent Guarantor with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Issuer Repurchase Notice to Holders of 4.60% Exchangeable Senior Notes due 2027, dated December 17, 2012, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing condition, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 4.60% Exchangeable Senior Notes due 2027, dated December 17, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated December 17, 2012.

(d)(1)	Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(1)

(d)(2)	First Supplemental Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee, including the form of 4.60% Exchangeable Senior Notes due 2027.(2)

(d)(3)	Second Supplemental Indenture, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(3)

(d)(4)	Third Supplemental Indenture, dated July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(4)

(d)(5)	Fourth Supplemental Indenture, dated May 20, 2009, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(5)

(d)(6)	Registration Rights Agreement, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(6)

(d)(7)	Registration Rights Agreement, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(7)

(g)	None.

(h)	None.

(1)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(2)	Incorporated herein by reference to Exhibit 4.2 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(3)	Incorporated herein by reference to Exhibit 4.3 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(4)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2009.
(5)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2009.
(6)	Incorporated herein by reference to Exhibit (d)(6) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.
(7)	Incorporated herein by reference to Exhibit (d)(7) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2012	SUNSTONE HOTEL PARTNERSHIP, LLC
By: SUNSTONE HOTEL INVESTORS, INC., its Managing Member

	By:	/s/ John V. Arabia
	Name:	John V. Arabia
	Title:	Principal Financial Officer

SUNSTONE HOTEL INVESTORS, INC.

	By:	/s/ John V. Arabia
	Name:	John V. Arabia
	Title:	Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Issuer Repurchase Notice to Holders of 4.60% Exchangeable Senior Notes due 2027, dated December 17, 2012, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)(A)	Press release dated December 17, 2012.

(d)(1)	Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(1)

(d)(2)	First Supplemental Indenture, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee, including the form of 4.60% Exchangeable Senior Notes due 2027.(2)

(d)(3)	Second Supplemental Indenture, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(3)

(d)(4)	Third Supplemental Indenture, dated July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(4)

(d)(5)	Fourth Supplemental Indenture, dated May 20, 2009, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.(5)

(d)(6)	Registration Rights Agreement, dated June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(6)

(d)(7)	Registration Rights Agreement, dated June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC.(7)

(g)	None.

(h)	None.

(1)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(2)	Incorporated herein by reference to Exhibit 4.2 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(3)	Incorporated herein by reference to Exhibit 4.3 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.
(4)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2009.
(5)	Incorporated herein by reference to Exhibit 4.1 to Sunstone Hotel Investors, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2009.

(6)	Incorporated herein by reference to Exhibit (d)(6) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.
(7)	Incorporated herein by reference to Exhibit (d)(7) to Sunstone Hotel Partnership, LLC’s Schedule TO-I filed with the Securities and Exchange Commission on April 17, 2009.